UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 24)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034
(215) 643-5800
__________________________________________________
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105
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1.    Names of Reporting Persons.

      Nicholas G. Karabots
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ] ...............................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                       2,753,078
Owned by Each        ------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                           0
---------------------------------------------------------------------------------
9. Sole Dispositive Power
          2,753,078
---------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,753,078
    -----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   45.9% (1)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) IN
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(1) Based on 5,996,212 shares of Common Stock (as defined below) stated to be outstanding as of July 26, 2012 by the Issuer (as defined below) in the Issuer’s Form 10-K relating to the Issuer’s fiscal year ending on April 30, 2012 filed with the Securities and Exchange Commission.

CUSIP No. 032159105
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

       Glendi Publications, Inc. 59-2235938
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   ..........................................................
            (b) [ ].............................................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                  Delaware
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                       1,391,180
Owned by Each        ------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                           0
---------------------------------------------------------------------------------
9. Sole Dispositive Power
          1,391,180
---------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,391,180
    -----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   23.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No. 032159105
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Kappa Media Group, Inc. 23-3047713
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   ..........................................................
            (b) [ ].............................................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                   Pennsylvania
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                       410,000
Owned by Each        ------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                           0
---------------------------------------------------------------------------------
9. Sole Dispositive Power
          410,000
---------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          410,000
    -----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   6.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

This Amendment No. 24 to Schedule 13D (“Amendment No. 24”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the common stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Issuer”). The Statement has been previously amended by Amendment No. 23 to Schedule 13D filed on May 29, 2012, Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January, 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2011, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 24 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 24.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 24.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 24.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 24.

ITEM 4.  PURPOSE OF TRANSACTION

There are no amendments to Item 4 of the Statement pursuant to this Amendment No. 24.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

There are no amendments to Item 5 of the Statement pursuant to this Amendment No. 24.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by inserting the following paragraphs at the end of the previous disclosures:

On August 13, 2012, Kappa Lending Group, LLC, a company organized and wholly-owned by Nicholas G. Karabots (“Kappa Lending”) purchased from Compass Bank its loan to the Issuer’s subsidiary, AMREP Southwest Inc., in the outstanding principal amount of $16,214,000 (the “Loan”).  The Loan was due to mature on September 1, 2012.  The purchase price was $15,250,000 plus accrued interest.

Kappa Lending has agreed to extend the due date for the Loan to December 1, 2012 on its existing terms, except that no payments of principal are required prior to that date.  In its Current Report on Form 8-K filed on August 15, 2012, the Issuer disclosed that it intends during this extension (i) to seek to negotiate with Kappa Lending for the terms of a substantially longer extension, which likely would involve an increase in interest rate, and (ii) to determine if there is an alternate financing source available on terms more favorable than Kappa Lending’s terms, the proceeds of which would be used to repay the Loan at its principal amount or at some discount from that amount that might be acceptable to Kappa Lending.

On August 16, 2012, Kappa Lending sold a 20% participation interest in the Loan to Albert V. Russo, a member of the Issuer’s Board of Directors and the holder, along with members of his family, of approximately 18.6% of the Issuer’s outstanding Common Stock.

Other than the foregoing, there are no contracts, arrangements, understandings or other understandings between the Reporting Person on the one hand and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 24.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2012
/s/ Nicholas G. Karabots
Nicholas G. Karabots

GLENDI PUBLICATIONS, INC.

/s/ Nicholas G. Karabots
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer

KAPPA MEDIA GROUP, INC.

/s/ Nicholas G. Karabots
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer